Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

October 31, 2013

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Houghton Hallock

RE:	FlexShares® Trust (the “Trust”) Post-Effective Amendment No. 37 to Registration Statement on Form N-1A (File Nos. 333-173967 and 811-22555)

Dear Mr. Hallock:

The following responds to the comments that you provided to us on October 25, 2013, regarding the above-referenced post-effective amendment to the Trust’s registration statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register shares of a new portfolio of the Trust: FlexShares® Global Quality Real Estate Index Fund (the “Fund”).

Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement. The changes to Trust’s disclosure discussed below are reflected in Post-Effective Amendment No. 40 to the Trust’s Registration Statement filed today.

1. Comment: Please describe supplementally how the Fund’s principal investment strategy is tied to the term “quality” in its name.

Response: The term “quality” is part of the name of the Fund’s underlying index. The Fund has a non-fundamental policy to invest under normal circumstances at least 80% of its net assets in the securities of its underlying index and in American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) based on the securities in its underlying index. The following disclosure is currently in the summary of the Fund’s principal investment strategies:

Eligible securities are selected for inclusion in the Underlying Index to maximize fundamental or “quality” factors, such as strength in profitability, management expertise, cash flow and other factors, as well as value and momentum factors, as determined by NTI (in its capacity as the index provider (the “Index Provider”)), pursuant to its index methodology.

2. Comment: Please supplementally confirm that the quality, value and momentum factors are quantitatively determined by the Index Provider and add disclosure regarding the inception date of the underlying index.

Response: The Index Provider’s rules-based index methodology provides that: (a) the core components of the proprietary Northern Trust quality factor are based on quantitative ranking of various metrics obtained from company filings; (b) commonly used valuation metrics include: book-to-market value, price-to-earnings ratios and enterprise value to earnings before interest taxes, depreciation and amortization; and (c) momentum is defined as the slope of a stock’s price measured over a given period of time. The inception date of the underlying index will be added to the description of the underlying index in the Statement of Additional Information.

3. Comment: Please disclose that the Fund will not invest in Mortgage REITs in “Additional Information about Principal Risks – REIT Risk.”

Response: The Fund will add the requested disclosure.

4. Comment: Please supplementally confirm that there are no acquired fund fees and expenses that are required to be disclosed in the fee table on page 1.

Response: The Fund does not currently expect to have any acquired fund fees and expenses.

5. Comment: Please supplementally confirm that the expense reimbursement agreement disclosed in footnote 2 to the fee table will continue at least for one year from the effective date of the Post-Effective Amendment.

Response: Northern Trust Investments, Inc., the Fund’s investment adviser, has contractually agreed to the expense reimbursement for at least one year from the effective date of the Post-Effective Amendment.

6. Comment: Consistent with the use of “global” in the Fund’s name, please disclose how 40% of the Fund’s assets will be tied economically to a number of countries outside of the U.S.

Response: The Fund’s investment adviser expects to invest at least 80% of the Fund’s total assets in its underlying index and in ADRs and GDRs based upon the securities in the underlying index. The term “global” is part of the name of the underlying index. The component securities of the underlying index include publicly-traded equity securities of U.S. and non-U.S. real estate investment trusts (REITs) and real estate companies. Accordingly, no additional disclosure is required. However, the following has been added to the Principal Investment Strategies section:

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“As of October 15, 2013, the top five countries (by weighting) represented in the Underlying Index were the United States (46.7%), Hong Kong (12.7%), Japan (12.6%), United Kingdom (17.6%) and Germany (5.1%).”

7. Comment: Please supplementally confirm that the Fund has considered whether the Fund’s use of derivatives and related disclosure is appropriate. Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Letter”).

Response: The Fund has considered and determined that the Fund’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter.

8. Comment: Please supplementally provide the amount of the variable transaction fee for creations and redemptions.

Response: The variable transaction fee for creations and redemptions is 3.0% and 2.0%, respectively.

* * *

We thank you for your assistance. If you should have any questions regarding the Trust’s responses to your comments, please do not hesitate to contact the undersigned at (312) 569-1167, or in my absence, Diana McCarthy at (215) 988-1146.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

cc:	Peter K. Ewing Craig R. Carberry Diana E. McCarthy

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